MEDIA SCIENCES INTERNATIONAL, INC.
8 ALLERMAN ROAD
OAKLAND, NEW JERSEY 07436

May 4, 2010

VIA FACSIMILE AND EDGAR
Attn.:  Errol Sanderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4613
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Media Sciences International, Inc.
Registration Statement on Form S-3, as amended
File No. 333-166007

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, Media Sciences International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective on May 5, 2010 at 9 a.m. (EST), or as soon thereafter as practicable.  In connection with the acceleration request, the Company acknowledges that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

(c)           the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceedings instituted by the Commission or any person under the federal securities laws of the United States.

The Company will cooperate with you in any way necessary to meet this schedule.  Thank you very much for your attention to this matter.  Please contact Dan Brecher or Kenneth Oh, at 212-286-0747, of Law Offices of Dan Brecher, counsel to the Company, with any questions or comments about this acceleration request.

Very truly yours,

Media Sciences International, Inc.

By:  /s/ Michael W. Levin
Michael W. Levin
Chief Executive Officer, President and Director